AB 3/5/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47433

RECEIVED FEB 2 8 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2700 Via Fortuna, Suite 400
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Garber (512) 306-8222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — if individual, state last, first, middle name)

111 Congress Ave., Suite 1100 (Address) Austin, TX 78701 (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRENDA WILLIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-21-2004

NOTARY PUBLIC STATE OF TEXAS

Signature

Director of Finance
Title

Brenda Willis
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.

Table of Contents

KPMG

111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report

The Board of Directors
Tejas Securities Group, Inc:

We have audited the financial statements of Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Westech Capital Corp.) as listed in the accompanying table of contents under "Financial Statements" that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejas Securities Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2003

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	721,283	518,806
Deposit with clearing organization, restricted		—	260,471
Receivable from clearing organization		—	1,905,338
Receivables from employees and stockholders		87,841	319,754
Receivable from parent company		—	2,339,826
Securities owned:			
Corporate equity securities		1,307,710	1,067,117
Corporate and municipal debt securities		4,677,595	1,944,550
		5,985,305	3,011,667
Other investment		1,250,000	—
Property and equipment:			
Property and equipment		420,683	456,781
Accumulated depreciation		(289,061)	(226,604)
Net property and equipment		131,622	230,177
Deferred tax asset		45,702	43,680
Other assets		274,519	314,360
	$	8,496,272	8,944,079
Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	2,182,212	2,924,558
Securities sold, not yet purchased		985,210	332,581
Payable to clearing organization		971,651	—
Federal income taxes payable to parent company		385,038	490,529
Subordinated borrowings		—	1,000,000
Total liabilities		4,524,111	4,747,668
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding		2,295,674	2,295,674
Additional paid-in capital		866,161	866,161
Retained earnings		817,659	1,041,909
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		3,972,161	4,196,411
	$	8,496,272	8,944,079

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Commissions	$	19,467,276	25,615,989
Underwriting and investment banking income		335,663	316,927
Net dealer inventory and investment income (loss), net of trading interest expense of $51,484 and $120,976, respectively		1,296,933	(630,687)
Other income		84,452	23,576
Total revenue		21,184,324	25,325,805
Expenses:			
Commissions, employee compensation and benefits		15,617,467	18,591,284
Clearing and floor brokerage		412,657	412,819
Communications and occupancy		1,631,136	1,458,330
Professional fees		719,718	991,743
Interest, including $65,219 and $115,000 to related party in 2002 and 2001, respectively		67,268	115,000
Other		1,906,632	1,824,564
Total expenses		20,354,878	23,393,740
Income before income tax expense (benefit)		829,446	1,932,065
Income tax expense (benefit):			
Federal:			
Current		344,509	615,529
Deferred		(978)	53,353
State:			
Current		70,588	36,057
Deferred		(1,044)	24,983
		413,075	729,922
Net income	$	416,371	1,202,143

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2002 and 2001

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Subscriptions Receivable	Treasury Stock	Total
Balance at December 31, 2000	5,900,555	$ 2,370,674	866,161	(160,234)	(75,000)	(2,333)	2,999,268
Subscriptions cancelled	(75,000)	(75,000)	—	—	75,000	—	—
Treasury stock purchases	(26,500)	—	—	—	—	(5,000)	(5,000)
Net income	—	—	—	1,202,143	—	—	1,202,143
Balance at December 31, 2001	5,799,055	2,295,674	866,161	1,041,909	—	(7,333)	4,196,411
Dividends to parent company	—	—	—	(640,621)	—	—	(640,621)
Net income	—	—	—	416,371	—	—	416,371
Balance at December 31, 2002	5,799,055	$ 2,295,674	866,161	817,659	—	(7,333)	3,972,161

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Changes in Subordinated Borrowings

For the Years Ended December 31, 2002 and 2001

Subordinated borrowings at December 31, 2000 and 2001	$	1,000,000
Repayment of subordinated notes		(1,000,000)
Subordinated borrowings at December 31, 2002	$	—

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	416,371	1,202,143
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred tax expense (benefit)		(2,022)	78,336
Depreciation and amortization expense		86,336	95,875
Loss on disposition of fixed assets		22,388	4,224
Decrease (increase) in deposit with clearing organization		260,471	(10,471)
Net change in receivable from/payable to clearing organization		2,876,989	(1,626,382)
Decrease (increase) in receivables from employees and stockholders		87,077	(240,935)
Decrease in Federal income taxes receivable from parent company		—	1,751,339
Increase in securities owned		(2,973,638)	(578,645)
Decrease (increase) in other assets		39,841	(57,519)
Increase in other investment		(1,250,000)	—
(Decrease) increase in accounts payable, accrued expenses and other liabilities		(742,346)	1,440,065
Increase (decrease) in securities sold, not yet purchased		652,629	(113,497)
(Decrease) increase in Federal income taxes payable to parent company		(105,491)	490,529
Net cash provided by (used in) operating activities		(631,395)	2,435,062
Cash flows from investing activities:			
Purchase of furniture and equipment		(10,169)	(26,746)
Net cash used in investing activities		(10,169)	(26,746)
Cash flows from financing activities:			
Purchase of treasury stock		—	(5,000)
Repayment of subordinated notes		(1,000,000)	—
Net change in receivable from/payable to parent company		1,844,041	(2,366,215)
Net cash provided by (used in) financing activities		844,041	(2,371,215)
Net increase in cash and cash equivalents		202,477	37,101
Cash and cash equivalents at beginning of year		518,806	481,705
Cash and cash equivalents at end of year	$	721,283	518,806
Supplemental disclosures:			
Interest paid	$	67,268	235,976
Income taxes paid	$	480,500	127,500

Summary of non-cash transactions:

During 2002, the Corporation declared dividends to its parent company in amounts totaling $640,621 in relation to its temporary funding arrangement with its parent company (Note 14).

During 2002, the Corporation transferred to Westech Capital Corp. (parent company), at cost, a promissory note from an officer totaling $144,836 and increased its receivable from parent company by the corresponding amount (Note 14).

During 2001, a former employee forfeited his rights to the Corporation's common stock in the amount of $75,000 which resulted in the cancellation of the former employee's stock subscriptions receivable for $75,000 (Note 14).

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Westech Capital Corp.) is primarily engaged in securities brokerage, investment banking and trading activities. The Corporation's headquarters are located in Austin, Texas. The Corporation is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through Correspondent Services Corporation.

The Corporation is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

On August 27, 1999, pursuant to an Agreement and Plan of Merger by and among the Corporation, Westech Capital Corp., a New York corporation ("Westech"), and Tejas Securities Group Holding Company, a Texas corporation ("Tejas Holding"), the Corporation acquired Westech through a reverse merger (the "Merger"). As a result of the Merger, Tejas Holding became a wholly owned subsidiary of Westech and the holder of approximately 81% of the outstanding common stock of the Corporation. On August 29, 2001, the minority interest shareholders exchanged their shares of the Corporation's common stock for restricted stock of Westech. As a result, Westech owns, directly or through Tejas Holding, 100% of the Corporation as of December 31, 2002.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

The Corporation does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

The Corporation routinely executes securities transactions on behalf of its employees and officers and management considers those transactions to be executed at arm's length.

(b) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

A certificate of deposit was pledged by the Corporation as security on an irrevocable letter of credit issued in conjunction with the Atlanta office lease in the amount of approximately $92,000 for the year ended December 31, 2001. The irrevocable letter of credit was cancelled in 2002, and the certificate of deposit was released to the Corporation.

(d) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss). These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(e) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

The Corporation adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, on January 1, 2002. The adoption of SFAS No. 144 did not affect the Corporation's financial statements. In accordance with SFAS No. 144, long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated

(f) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2002 and 2001.

(Continued)

(g) Federal Income Taxes

The results of operations for the Corporation are included in the consolidated federal income tax return of Westech. The Corporation is allocated its share of Westech's federal income tax accrual in accordance with an intercompany tax allocation policy which is based on a separate return method. Separate state tax returns are filed for the Corporation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Corporation, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain a minimum "net capital" to satisfy rule 15c3-1. At December 31, 2002, the minimum "net capital" requirement for the Corporation was $250,000. "Net capital" at December 31, 2002 aggregated $945,765. The Corporation's ratio of aggregate indebtedness to net capital was 2.71 to 1 at December 31, 2002.

(4) Rule 15c3-3

The Corporation is exempt from the Securities Exchange Commission Rule 15c3-3 under Subsection (K). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required. However, during 2001 and as a result of its examination process, the National Association of Securities Dealers, Inc. (NASD) raised certain issues related to the Corporation's exemptions under Rule 15c3-3. Through February 14, 2003, there have been no new developments related to this matter. The Corporation believes it has operated under the exemption afforded under Rule 15c3-3.

(Continued)

(5) Receivables From and Payables To Clearing Organization

At December 31, 2002 and 2001, the Corporation had net receivables from and payables to its clearing organization consisting of the following:

		2002	2001
Receivable:	$		
Receivable from clearing organization		—	1,232,038
Fees and commissions receivable		—	673,300
	$	—	1,905,338
Payable:			
Payable to clearing organization	$	971,651	—

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002 and 2001, securities owned and sold, not yet purchased consisted of the following:

		2002		2001	
		Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$	1,511,086	20,844	86,200	—
US Government bonds		275,550	608,864	395,784	—
Corporate bonds and notes		2,890,959	177,940	1,462,566	93,240
Equity securities		1,307,710	177,562	1,067,117	239,341
	$	5,985,305	985,210	3,011,667	332,581

(7) Other Investment

In March 2002, Westech entered into a term loan agreement with a bank to borrow $2,500,000 to satisfy its payable to the Corporation which was carried as a receivable from parent company in the accompanying statement of financial condition (Note 14). The loan is due and payable on demand or by March 15, 2003 if no demand is made. As of February 14, 2003, management of Westech plans to extend the maturity date of the loan to March 15, 2004. The Corporation provided a certificate of deposit in a like amount as collateral for the loan, of which the balance as of December 31, 2002 of $1,250,000 is included as other investment in the accompanying statements of financial condition. During 2002, Westech repaid $1,100,000 of the loan from the bank through its own financing arrangements. The bank in turn released from collateralization $1,100,000 of the certificate of deposit to the Corporation, of which $1,000,000 was used to make payments on the Corporation's subordinated debt (Note 9) and the remaining $100,000 was not redeemed and is included as other investment at December 31, 2002. As such, $100,000 attributed to the certificate of deposit is treated as an allowable asset per the computation of net capital under Rule 15c3-1 and is not included as an addition to the $1,150,000 nonallowable asset balance.

(Continued)

In addition, the Corporation repaid $250,000 of Westech's loan from the bank through the redemption of $250,000 of the certificate of deposit during 2002. The Corporation's repayment of Westech's loan was accounted for as a dividend to parent company in the accompanying statements of stockholder's equity (Note 14). As of December 31, 2002, the term loan agreement balance of Westech is $1,150,000, which is collateralized in a like amount with the certificate of deposit of the Corporation.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2002 and 2001, the Corporation has accrued $1,243,197 and $1,280,128, respectively, in commissions and related payroll taxes payable.

The Corporation pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2002 and 2001 were $300,000 and $1,000,000, respectively. During 2002 and 2001, an officer of the Corporation received approximately $80,000 and $200,000, respectively, as part of his contractual compensation which was based on the Corporation's operating performance. Management of the Corporation reviews both contractual and discretionary amounts, with discretionary amounts approved by the Compensation Committee of Westech.

(9) Subordinated Debt

The Corporation had $1,000,000 in debt subordinated to claims of general creditors as of December 31, 2001. The subordinated debt was originally due November 1, 2001, accrued interest at 11.5 percent and was owed to a director of the Corporation. Interest was paid monthly. On February 27, 2001, the Corporation's subordinated debt was restructured. The holder of the debt granted the Corporation an option to extend the maturity of the subordinated debt at its discretion for a period of at least one year not to exceed three years. In consideration for this option, the Corporation paid $20,000 to the holder of the debt. In November 2001, the Corporation exercised its option to extend the maturity of the subordinated debt through November 1, 2002. On July 1, 2002, the Corporation repaid $500,000 of the subordinated debt, and repaid the remaining $500,000 on August 20, 2002. The Corporation paid $65,219 and $115,000 in interest related to this debt for the years ended December 31, 2002 and 2001, respectively.

(10) Income Taxes

Income tax expense for the years ended December 31, 2002 and 2001 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income tax expense (benefit) as a result of the following:

		2002	2001
Computed "expected" expense	$	282,012	656,902
Meals and entertainment		46,094	19,486
State income tax		69,544	61,040
Other		15,425	(7,506)
	$	413,075	729,922

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

		2002	2001
Deferred tax assets:			
Capital loss carryforwards	$	51,078	50,644
Accrued expenses		37,649	18,734
Other		13,596	30,495
Gross deferred tax assets		102,323	99,873
Valuation allowance		(48,902)	(48,902)
Net deferred tax assets		53,421	50,971
Deferred tax liabilities:			
Property and equipment		(7,719)	(7,291)
Total gross deferred tax liability		(7,719)	(7,291)
Net deferred tax asset	$	45,702	43,680

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences net of the existing valuation allowances at December 31, 2002 and 2001. For the year ended December 31, 2002, the Corporation did not recognize a change in valuation allowance for capital loss carryforwards. At December 31, 2002, the Corporation had capital loss carryforwards of approximately $144,000.

(11) Profit Sharing Plan

In January 1997, the Corporation instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Corporation are discretionary. During 2002, the Corporation contributed approximately $173,000 to the employee profit sharing plan. No contributions were made for 2001.

(12) Off Statement of Financial Condition Risk

The Corporation is responsible to its clearing organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Corporation is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing organization must purchase or sell a financial instrument at prevailing market prices. The Corporation and its clearing organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Corporation is exposed should Correspondent Services Corporation, the Corporation's clearing organization, be unable to fulfill its obligations for securities transactions.

The Corporation deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits.

(13) Lease Commitments

The Corporation leases its office facilities and certain office equipment under operating leases. The future minimum payments due under these operating leases as of December 31, 2002 are as follows:

2003	$	1,544,000
2004		1,115,000
2005		773,000
2006		735,000
2007		184,000
	$	4,351,000

Rent expense amounted to approximately $1,452,000 and $1,234,000 for the years ended December 31, 2002 and 2001, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

On December 22, 2000, the Corporation subleased a portion of its Austin, Texas headquarters, furniture and equipment effective January 1, 2001. Under the terms of these sublease agreements, the future minimum payments to be received are approximately $220,000 during 2003. The Corporation received approximately $660,000 and $103,000 during 2002 and 2001, respectively, in relation to these sublease agreements.

On September 30, 2002, the Corporation subleased a portion of its Atlanta, Georgia office space. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $58,000 in 2003 and 2004, respectively, and approximately $43,000 in 2005. The Corporation received approximately $10,000 during 2002 in relation to this sublease agreement.

(14) Related Party Transactions

The Corporation makes advances to certain employees in months when their commission payout does not meet a predetermined amount. As of December 31, 2002 and 2001, approximately $63,000 and $320,000, respectively, had been advanced to employees and officers under this agreement. These receivables are to be repaid through reductions of future commissions or bonuses. During 2002, the Corporation forgave approximately $17,000 in receivables from employees. During 2001, the Corporation forgave approximately $4,000 in receivables from employees and stockholders. The amounts forgiven are included in employee compensation and benefits expense in the accompanying statements of operations. During 2002, the Corporation transferred to Westech, at cost, a promissory note from an officer totaling $144,836 and increased its receivable from parent company by the corresponding amount.

In April 2002, the Corporation received a $25,000 note from an employee. The note accrues no interest and is due and payable on April 12, 2003. If the note is not collected on April 12, 2003, it will begin to accrue interest at the lesser of 5.55% per annum or the maximum rate allowed by law, until paid.

(Continued)

During 1999, the Corporation received a $100,000 note from an employee for 100,000 shares of common stock. The note accrued no interest and was due in two installments, beginning with a $25,000 payment on October 1, 1999 and the remaining $75,000 on August 23, 2001. The first installment of $25,000 was collected in 1999. The balance of $75,000 was included in subscriptions receivable in the accompanying statements of stockholder's equity as of December 31, 2000. The remaining balance of the note was secured by a stock pledge agreement for the shares issued by the Corporation as of December 31, 2000. In 2001, the former employee relinquished his right to the 100,000 shares of common stock. As a result, the Corporation received 25,000 shares of treasury stock and canceled the remaining 75,000 shares of common stock and related subscription receivable.

Notes receivables and related party receivables are included in receivables from employees and stockholders in the accompanying statements of financial condition.

Beginning in 2000, the Corporation began to provide or receive temporary funding to or from Westech. As of December 31, 2001, the Corporation had a receivable from parent company in the amount of $2,339,826. In March 2002, the Corporation received $2,500,000 in cash proceeds from Westech for settlement of the receivable (Note 7). Additional changes to the intercompany balance during 2002 were the result of principal and interest payments made by the Corporation in association with outstanding Westech debt (Note 15), payments made by the Corporation on behalf of Westech in association with routine Westech operating expenses, payments made by Westech to the Corporation to satisfy liability balances, and non-cash dividends declared by the Corporation to Westech in the amount of $640,621.

(15) Commitments and Contingencies

In October 2002, the Corporation's stock was pledged as collateral for a Westech loan agreement with a bank in the amount of $500,050. The Corporation began making equal monthly installment payments on behalf of Westech in December 2002 which were accounted for as dividends to parent company in the accompanying consolidated statements of stockholder's equity (Note 14).

The Corporation is involved in various claims and legal actions that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Corporation.

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholders' equity	$	3,972,161
Less:		
Nonallowable assets:		
Property and equipment, net		131,622
Receivable from employees and stockholders		87,841
Other investment		1,150,000
Deferred tax asset		45,702
Other assets		274,519
		1,689,684
Net capital before haircuts on securities		2,282,477
Haircuts on securities, including undue concentration		1,336,712
Net capital	$	945,765
Aggregate indebtedness:		
Total liabilities	$	4,524,111
Less:		
Payable to clearing organization		(971,651)
Securities sold, not yet purchased		(985,210)
Aggregate indebtedness	$	2,567,250
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	695,765
Ratio of aggregate indebtedness to net capital	$	2.71:1
Reconciliation with Corporation's computation (included in Part II of form X-17A-5 as of December 31, 2002):		
Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 22, 2003	$	999,867
Audit adjustments:		
Federal income taxes payable to parent company		(9,020)
Accrued expenses		(41,307)
Other		(3,775)
Net capital per above	$	945,765

See accompanying independent auditors' report.

TEJAS SECURITIES GROUP, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Corporation's management believes that it is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Corporation carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

The Corporation did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2002; all customer funds and securities are transmitted to a clearing broker. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

The Corporation is exempt from the Securities Exchange Commission Rule 15c3-3 under Subsection (K). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required. However, during 2001 and as a result of its examination process, the National Association of Securities Dealers, Inc. (NASD) raised certain issues related to the Corporation's exemptions under Rule 15c3-3. Through February 14, 2003, there have been no new developments related to this matter. The Corporation believes it has operated under the exemption afforded under Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedules of Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Westech Capital Corp.) as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003